For the year ended October 31, 1997
File number 811-7672


                       SUB - ITEM 77J
            Reclassification of Capital Accounts



The  Trust  accounts  and reports  for  permanent
differences  between financial and tax  reporting
in  accordance  with  the American  Institute  of
Certified   Public  Accountants'   Statement   of
Position  93-2:  Determination,  Disclosure   and
Financial   Statement  Presentation  of   Income,
Capital Gain and Return of Capital Distributions by Investment Companies. The effect of applying this statement for the year ended October 31, 1997 was to increase accumulated net realized loss and increase undistributed net investment income by $1,544. Net investment income, net realized gains and net assets were not affected by this change.